# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Business Travel Group, Inc., CIK 0001820872
CUSIP: 37890B100
Title of class of securities: Class A Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 666 THIRD AVENUE, 666 THIRD AVENUE, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 05/02/2026
Amends the filing with accession number 0001104659-22-068567
Filed by CIK 0001324424
Persons authorized to receive notices and communications: Michael Marron, Esq., 1111 Expedia Group Way W., Seattle, Washington (WA), 98119, (206) 481-4252

## Reporting persons
- Expedia Group, Inc. (CIK 0001324424): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 74,849,607; shared voting power 0; sole dispositive power 74,849,607; shared dispositive power 0; aggregate amount beneficially owned 74,849,607 (14.3% of the class)
  Comment: (1) Percent of Class reported in Row (13) is based on 523,999,668 shares of Class A Common Stock issued and outstanding as of March 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $0.0001 Per Share
Name of issuer: Global Business Travel Group, Inc.
Address of issuer's principal executive offices: 666 THIRD AVENUE, 666 THIRD AVENUE, NEW YORK, New York (NY), 10017
Comment: Item 1 of the Schedule 13D is not amended.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is not amended hereby. The information set forth in Item 2 of the Schedule 13D, as previously amended, is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is not amended hereby.

## Item 4. Purpose of Transaction
Purpose of transaction:
EXPLANATORY NOTE:

This Amendment No. 3 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on June 6, 2022, as amended by Amendment No. 1 thereto filed on July 12, 2023 and Amendment No. 2 thereto filed on January 16, 2024, with respect to the Class A common stock (the "Schedule 13D"). Capitalized terms used in this Amendment and not defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4 of the Schedule 13D is hereby amended by adding the following:

Voting Agreement

On May 2, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Gaia Purchaser, Inc., a Delaware corporation ("Parent"), and Gaia Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which the Issuer is to be acquired by Long Lake Management Holdings Inc. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the "Merger"), with the Issuer surviving as a wholly owned subsidiary of Parent.

In connection with the Merger Agreement, Expedia HoldCo entered into a voting and support agreement with the Issuer, Parent and Merger Sub (the "Voting Agreement"), pursuant to which Expedia HoldCo agreed to, among other things, vote or execute consents with respect to all of its shares of Class A Common Stock in favor of the adoption of the Merger Agreement and approval of the Merger and against any Acquisition Proposal (as defined in the Voting Agreement), and not to transfer any of its shares of Class A Common Stock until the termination of the Voting Agreement, subject to certain exceptions, in each case subject to certain terms and conditions contained therein.

The Voting Agreement will terminate upon the earliest to occur, among other events, of (i) the termination of the Merger Agreement, (ii) the effective time of the Merger, (iii) the adoption or execution of an Adverse Amendment (as defined in the Voting Agreement) to the Merger Agreement and (iv) November 2, 2026, subject to extension under certain circumstances to February 2, 2027.

The foregoing summary does not purport to be complete, and is qualified in its entirety by reference to the Voting Agreement, filed herewith as Exhibit 1 incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as set forth in this Item 5.

The response to Item 6 of this Amendment and to Items 2, 3, 4 and 6 of the Schedule 13D are incorporated into this Item 5 by reference.

The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person: Expedia Group, Inc. - 74,849,607 shares - 14.3% of Class A Common Stock outstanding.

(1) Based on 523,999,668 shares of Class A Common Stock issued and outstanding as of March 5, 2026.

(2) Consists of securities held of record by Expedia HoldCo.

By virtue of the Amended and Restated Shareholders Agreement (as defined in Item 6) and the obligations and rights thereunder, the Reporting Person may be deemed to be in a "group" with QIA (as defined in Item 6) and Amex HoldCo. for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This filing shall not be deemed an admission that such persons constitute a "group" for purposes of Section 13(d) of the Exchange Act and the Reporting Person expressly disclaims such group membership.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote: 74,849,607
Shared power to vote: 0
Sole power to dispose: 74,849,607
Shared power to dispose: 0
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transaction in shares of Class A Common Stock during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by adding the following:

Item 4 above summarizes certain provisions of the Voting Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Voting and Support Agreement, dated as of May 2, 2026, by and among Global Business Travel Group, Inc., Gaia Purchaser, Inc., Gaia Merger Sub, Inc. and EG Corporate Travel Holdings LLC.

## Signatures
- Expedia Group, Inc.: Michael Marron, Senior Vice President, Legal and Assistant Secretary (05/05/2026)